RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 [redacted] la Lumpur.
P.O. Box [redacted]
Tel: 03-21[redacted]
Telex: MA

02060978

28 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION RECEIVED DEC - 3 2002 WASH, D.C. 154

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the third quarter ended 30 September 2002;

(ii) Announcement by the Company pertaining to the revised estimated values of recurrent Related Party Transactions for the financial year ending 31 December 2002 and Recurrent Related Party Transaction of a Revenue or Trading Nature;

(iii) Change of Chief Executive;

(iv) Change in Boardroom (3 set); and

(v) Change in Audit Committee (2 set).

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls.

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **27-11-2002 05:16:07 PM**
Reference No **RW-021127-29551**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30-09-2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **31-12-2002**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

3Q2002-ANM.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2002	30-09-2001	30-09-2002	30-09-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	651,290	572,154	2,070,164	1,809,372
2	Profit/(loss) before tax	269,416	196,628	767,821	448,452
3	Profit/(loss) after tax and minority interest	195,932	136,973	547,566	271,290
4	Net profit/(loss) for the period	195,932	136,973	547,566	271,290
5	Basic earnings/(loss) per share (sen)	17.90	12.50	50.10	24.80

6	Dividend per share (sen)	0.00	0.00	8.50	8.00
		AS AT END OF CURRENT QUARTER *		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.4200		3.0300	

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2002	30-09-2001	30-09-2002	30-09-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	222,261	170,228	692,534	481,775
2	Gross interest income	5,334	2,390	11,662	8,022
3	Gross interest expense	23,016	28,446	69,416	87,059

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

THIRD QUARTERLY REPORT

Quarterly report on consolidated results for the third quarter ended 30 September 2002. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2002

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter 30.9.2002 RM'000	Preceding year corresponding quarter 30.9.2001 RM'000	Current year-to-date 30.9.2002 RM'000	Preceding year corresponding period 30.9.2001 RM'000
Revenue	651,290	572,154	2,070,164	1,809,372
Cost of sales	(386,624)	(350,836)	(1,257,721)	(1,160,117)
Gross profit	264,666	221,318	812,443	649,255
Other income	8,393	10,582	19,011	16,644
Other expenses	(50,798)	(61,672)	(138,920)	(184,124)
Profit from operations	222,261	170,228	692,534	481,775
Finance cost	(23,016)	(28,536)	(69,559)	(93,429)
Share of results of associated company	70,171	54,936	113,714	60,106
Gain on dilution of investment in associated company	0	0	31,132	0
Profit from ordinary activities before taxation	269,416	196,628	767,821	448,452
Taxation	(73,581)	(59,707)	(220,545)	(177,501)
Profit from ordinary activities after taxation	195,835	136,921	547,276	270,951

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2002

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter 30.9.2002 RM'000	Preceding year corresponding quarter 30.9.2001 RM'000	Current year-to - date 30.9.2002 RM'000	Preceding year corresponding period 30. 9.2001 RM'000
Minority shareholders' interest	97	52	290	339
Net profit for the period	195,932	136,973	547,566	271,290
Basic earnings per share (sen)	17.9	12.5	50.1	24.8
Diluted earnings per share (sen)	N/A	N/A	N/A	N/A

N/A : Not Applicable

(The Condensed Consolidated Income Statements should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

Resorts World Bhd
Condensed Consolidated Balance Sheet

	Unaudited As at end of current period 30.09.2002 RM'000	Audited As at preceding financial year end 31.12.2001 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,210,860**	3,261,413
Real property assets	**202,527**	202,527
Associated company	**1,733,827**	1,591,935
Other long term assets	**38,191**	15,725
CURRENT ASSETS		
Property development	**0**	24,070
Inventories	**41,149**	16,963
Trade and other receivables	**101,000**	75,228
Amount due from other related companies	**8,039**	2,990
Amount due from associated company	**503**	659
Short term investments	**356,165**	260,013
Bank balances and deposits	**389,351**	281,204
	896,207	661,127
LESS CURRENT LIABILITIES		
Trade and other payables	**370,941**	445,583
Amount due to holding company	**18,575**	117,281
Amount due to other related companies	**32,488**	50,273
Short term borrowings	**471,200**	0
Taxation	**212,373**	200,459
Dividend payable	**66,821**	0
	1,172,398	813,596
NET CURRENT LIABILITIES	**(276,191)**	(152,469)
	4,909,214	4,919,131
SHARE CAPITAL	**545,922**	545,922
RESERVES	**3,182,993**	2,766,667
SHAREHOLDERS' EQUITY	**3,728,915**	3,312,589
MINORITY INTERESTS	**9,773**	10,063
LONG TERM LIABILITIES		
Long term borrowings	**608,000**	1,079,200
Loan from holding company	**374,870**	374,870
Other long term and deferred liabilities	**75,085**	46,006
Provision for retirement gratuities	**112,571**	96,403
TOTAL LONG TERM LIABILITIES	**1,170,526**	1,596,479
	4,909,214	4,919,131
NET TANGIBLE ASSETS PER SHARE (RM)	**3.42**	3.03

(The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2002

	← Non-Distributable →			Distributable	
	Share Capital RM'000	**Share Premium RM'000**	**Other Reserves RM'000**	**Unappropriated Profit RM'000**	**Total RM'000**
Balance at 1 January 2002					
As previously reported	545,922	33,333	4,429	2,666,015	3,249,699
Prior period adjustment – Proposed Final dividend for the year ended 31 December 2001				62,890	62,890
As restated	545,922	33,333	4,429	2,728,905	3,312,589
Net profit for the period	-	-	-	547,566	547,566
Appropriation:					
Dividends					
– Final dividend for the year ended 31 December 2001 (8.0 sen less 28% income tax)	-	-	-	(62,890)	(62,890)
– Interim dividend declared for the current financial year ending 31 December 2002 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movements during the period	-	-	(1,529)	-	(1,529)
Balance at 30 September 2002	545,922	33,333	2,900	3,146,760	3,728,915

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2002

	Unaudited Current Year-To-Date 30.09.2002 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES	
Profit after minority interests but before taxation	768,111
Adjustments for:	
Depreciation of property, plant and equipment	151,988
Interest expense	69,416
Interest income	(11,662)
Share of results of associated company	(113,714)
Gain on dilution of investment in associated company	(31,132)
Other non-cash items	19,494
	84,390
Operating profit before working capital changes	852,501
Net change in current assets	(21,949)
Net change in current liabilities	(34,375)
	(56,324)
Cash generated from operations	796,177
Tax paid	(185,113)
Other net operating receipts	3,355
	(181,758)
Net Cash From Operating Activities	614,419
CASH FLOWS FROM INVESTING ACTIVITIES	
Property, plant and equipment	(172,074)
Other investments	62,613
Net Cash Used In Investing Activities	(109,461)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(62,890)
Interest paid	(67,049)
Repayment of borrowings to holding company	(96,000)
Net Cash Used In Financing Activities	(225,939)
NET INCREASE IN CASH AND CASH EQUIVALENTS	279,019
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	434,793
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL PERIOD	713,812
ANALYSIS OF CASH AND CASH EQUIVALENTS	
Bank balances and deposits	389,351
Money market instruments	324,461
	713,812

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

NOTES TO THE INTERIM FINANCIAL REPORTING
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2002

Part I : Compliance with Malaysia Accounting Standard Board 26 ("MASB 26") "Interim Financial Reporting"

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with MASB 26 "Interim Financial reporting" and Paragraph 9.22 of the Listing Requirements of the Kuala Lumpur Stock Exchange. Comparative information on Condensed Consolidated Statements of Changes in Equity and Condensed Consolidated Cash Flow Statement which are required under MASB 26 are however not presented as the Group has applied the exemption provided by the KLSE.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2001.

The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2001 as well as new approved accounting standards which are effective and applicable for the current financial year. In compliance with Malaysian Accounting Standards Board ("MASB") No.19, Events After Balance Sheet Date, dividends proposed after the balance sheet date are not recognised as a liability at the balance sheet date. As a result, the Group's unappropriated profit at the beginning of the year has been adjusted by a prior period adjustment as follows:

Unappropriated profit at beginning of the year :

	RM'000
As previously stated	2,666,015
Prior period adjustment – Proposed Final dividend for the year ended 31 December 2001	62,890
As restated	2,728,905

The above restatement of the Group's unappropriated profit at the beginning of the year has the effect of increasing the Net Tangible Assets per share from RM2.98 to RM3.03. Upon approval of the proposed final dividend by the shareholders of the Company at the Annual General Meeting held on 25 June 2002, the dividend has been recognised as a liability in the balance sheet as at 30 June 2002 and was fully paid out on 26 July 2002.

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2001 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow

There has not arisen in the current financial year-to-date of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence except for the exceptional item due to gain arising from the dilution of investment in an associated company, Star Cruises Limited.

e) *Material Changes in Estimates*

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period or changes in estimates of amounts reported in audited financial statements for the year ended 31 December 2001.

f) *Changes in Debt and Equity Securities*

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial year-to-date.

g) *Dividend Paid*

Dividends paid for the current financial year-to-date are as follows :

	RM'000
Final dividend paid on 26 July 2002 for the year ended 31 December 2001 : 8.0 sen less less 28% tax per ordinary share of RM0.50 each	62,890

h) *Segment Information*

Segment analysis for the financial period ended 30 September 2002 :

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	1,981,558	4,899	83,707	-	2,070,164
Inter segment	735	5,023	24,506	(30,264)	-
	1,982,293	9,922	108,213	(30,264)	2,070,164
Results					
Segment profit	676,075	3,549	1,248		680,872
Interest income					11,662
Finance cost					(69,559)
Share of results of associated company	113,714				113,714
Gain on dilution of investment in associated company	31,132				31,132
Profit from ordinary activities before taxation					767,821
Taxation					(220,545)
Profit from ordinary activities after taxation					547,276
Minority interest					290
Net profit for the period					547,566

i) ***Valuation of Property, Plan and Equipment***

There is no valuation of property, plant and equipments since the last financial year ended 31 December 2001.

j) ***Material Events Subsequent to the End of Financial Period***

Material events subsequent to the interim reporting date as at 30 September 2002 :

(i) Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, has on 15 October 2002 given a letter of undertaking to Star Cruises Limited ("SCL"), RWL's 34.3% associated company to provide an irrevocable undertaking to SCL and DBS Asia Capital Limited ("DBSACL") and the Development Bank of Singapore Ltd ("DBSL"), the joint underwriters to subscribe for its entire proportionate entitlement pursuant to SCL's Proposed Rights Issue ("the Undertaking"). The proportionate entitlement under the Undertaking involves the subscription of up to a total of 208,169,779 new ordinary shares of US$0.10 each at the subscription price of HK$1.95 per share costing a total of HK$405,931,069.

(ii) RWL has also on 15 October 2002 entered into a sub-underwriting arrangement with DBSACL and DBSL respectively to sub-underwrite the public portion of SCL's Proposed Rights Issue ("the Sub-underwriting"). The Sub-underwriting will earn a commission of 1% of the total subscription price of the public portion of SCL's Proposed Rights Issue sub-underwritten. The public portion involves the subscription of up to 94,785,659 ordinary shares of US$0.10 each at the subscription price of HK$1.95 per share which amounts to HK$184,832,035.

Assuming that the whole of the public portion of the rights entitlement is not taken up but is subscribed by RWL pursuant to the sub-underwriting arrangement, the Undertaking and Sub-underwriting will result in RWL subscribing for up to 302,955,438 ordinary shares of US$0.10 each in SCL for HK$590,763,104.

The Undertaking and Sub-underwriting arrangements are expected to be completed by the end of 2002.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current financial year-to-date.

l) ***Changes in Contingent Liabilities or Contingent Assets***

There were no changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2001.

m) ***Capital Commitments***

Capital commitments not provided for in the financial statements as at 30 September 2002 is as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	60,233
- not contracted	34,065
	94,298

ADDITIONAL INFORMATION REQUIRED BY LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE ("KLSE")
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2002

Part II : Compliance with Appendix 9B of the KLSE Listing Requirements

1) Review of Performance

The Group registered revenue and profit before taxation of RM651.3 million and RM269.4 million respectively for the current quarter compared to revenue and profit before taxation of RM572.2 million and RM196.6 million respectively for the corresponding quarter in 2001. The higher profit before taxation is mainly attributable to the better underlying performance in the leisure and hospitality segment as a result of the increase in visitor arrivals and higher share of Star Cruises Limited's profit ("SCL"), an associated company. The increase in visitor arrivals is mainly due to the full opening of the 3,300-room First World Hotel and the First World Plaza in December 2001 and March 2002 respectively.

The Group registered a revenue and profit before taxation of RM2,070.2 million and RM767.8 million respectively for the nine months to 30 September 2002 compared to a revenue and profit before taxation of RM1,809.4 million and RM448.5 million respectively for the corresponding period last year. The higher profit before taxation is mainly attributable to the better underlying performance in the leisure and hospitality segment as a result of increase in visitor arrivals, gain arising from the dilution of the investment in SCL, higher share of SCL's profit and lower financing costs. Included in the cost of sales and other expenses for the corresponding period last year were charges relating to investments of RM 88.9 million which were not incurred in the current period to date.

2) Material Changes in Profit Before Taxation for the Current Quarter as Compared with the Immediate Preceding Quarter

The third quarter ended 30 September 2002 reported a profit before taxation for the Group of RM269.4 million compared to RM285.7 million in the preceding quarter. The lower profit before taxation is mainly due to the stronger performance in the preceding quarter especially in the premium business.

3) Prospects

In line with the government's policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) Variance of Actual Profit from Forecast Profit

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current year quarter and current financial year-to-date are as follows:

	Current year quarter RM'000	Current financial year-to-date RM'000
Current Taxation		
Malaysian taxation	63,161	206,905
Foreign taxation	6	18
Deferred Taxation	2,772	5,358
	65,939	212,281
Share of tax in associated company	758	1,478
	66,697	213,759
(Over)/under provision in respect of prior years		
Income Taxation	(13,333)	(13,431)
Deferred Taxation	20,217	20,217
	73,581	220,545

The effective tax rate of the Group for the current year quarter before the adjustment of taxation in respect of prior years, is lower than the statutory tax rate mainly due to the share of profit of an associated company which are mainly derived from income not subjected to income tax.

The effective tax rate of the Group for the current financial year-to-date before the adjustment of taxation in respect of prior years, is lower than the statutory tax rate mainly due to share of profit of an associated company which are mainly derived from income not subjected to income tax and gain arising from the dilution of investment in an associated company which is not taxable. Excluding the above, the effective tax rate is higher than the statutory tax rate mainly due to tax losses of certain subsidiary companies and non-deductiblity of certain expenses for tax purpose.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities Other than Securities in Existing Subsidiary and Associated Companies***

(a) The dealings in quoted securities for the current year quarter and financial year-to-date are as follows:

	Current year quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	3,067	3,067
Total disposal proceeds	-	77,735
Total loss on disposals	-	3,124

(b) The details of the investments in quoted shares excluding associated company, as at 30 September 2002 are as set out below:

	RM'000
Total investments at cost	79,457
Total investments at book value	31,704
Total investments at market value	31,704

8) *Status of Corporate Proposals Announced*

Please refer to Part I note (j) for corporate proposal on Star Cruises Limited ("SCL") Proposed Right Issue.

9) *Group Borrowings and Debt Securities*

The details of the Group's borrowings are as set out below:

		As at 30 September 2002	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowing	Unsecured	USD 66,000	250,800
Short term borrowing	Unsecured	SGD 100,000	220,400
Long-term borrowings	Unsecured	USD 160,000	608,000
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	374,870
			1,454,070

Borrowings denominated in Ringgit Malaysia represent loan from holding company, Genting Berhad.

10) *Off Balance Sheet Financial Instruments*

As at 20 November 2002, the Group has the following financial instruments with off balance sheet risks:

(a) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

On 26 May 2000, the Group issued Euro Medium Term Notes ("Notes") of SGD100 million at fixed interest rate. These Notes are due to mature on 26 May 2003.

The Group then entered into 2 CCS agreements, first on the issue date of the Notes and the second on 3 August 2000. The effects of the 2 CCS agreements are to convert the entire issue of SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, i.e. 26 May 2003.

(b) USD Interest Rate Swap ("IRS")

(i) On 16 June 2000, the Group also issued Notes for USD26 million at floating interest rate based on SIBOR. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on the entire loan principal of USD26 million.

The swap terminates on the maturity of the loan, i.e. 16 June 2003.

(ii) On 25 April 2001, the Group had drawn down a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows :

Currency	Contract Amounts '000	Date of Transactions	Effective Date	Maturity Date(s)
US Dollars	30,000	13/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	30,000	16/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	22/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	30/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2005
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2006

The effect of the above swaps is to effectively fix the interest rate payable on that tranche of the loan from their respective effective dates up to maturity dates as set out above. The Group intends to enter into further interest rate swaps to convert the remaining portion of the loan of USD80 million from a floating rate to a fixed rate of interest.

(c) Foreign Currency Contracts

Currency	Contract Amounts '000	Date of Transactions	Expiry Dates
US Dollars	134,153	18/01/2002 to 02/10/2002	26/11/2002 to 25/07/2003
Australian Dollars	75	16/04/2002	25/11/2002 to 23/12/2002

As the above forward foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

Derivative financial instruments, which include interest rate swap and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

11) Changes in Material Litigation

There are no pending material litigations as at 20 November 2002.

12) Dividend Proposed or Declared

(a) No dividend has been proposed or declared for the current quarter ended 30 September 2002.

(b) Total dividend payable for the current financial year-to-date was an interim dividend of 8.5 sen per ordinary share of 50 sen each, less 28% tax and which was paid on 25 October 2002.

13) Earnings per share

(a) The earning used as the numerator in calculating basic and diluted earning per share for the current quarter and financial year-to-date are RM202,445,000 and RM554,079,000 respectively.

(b) The weighted average number of ordinary shares used as the denominator in calculating basic earnings per share for the current quarter and financial year-to-date is 1,091,843,334.

As at 30 September 2002, the Company has 100,000 and 14,193,000 unissued ordinary shares outstanding under the previous executive share option scheme ("previous ESOS") and the new executive share option scheme ("new ESOS") respectively. The previous ESOS was implemented on 26 September 1989 which expired on 25 September 1994, with options expiring on 22 September 2004 ("outstanding options"). The new ESOS became effective on 12 August 2002 for a duration of ten years expiring on 11 August 2012. The eligible executives of the Group who hold the outstanding options of the previous ESOS are allowed to participate in the new ESOS provided that they surrender their outstanding options before the participation.

In accordance with the provision laid down by the Malaysian Accounting Standard Board ("MASB") No.13 on Earnings Per Share, share options are dilutive when they are issued for no consideration or where a portion of the outstanding share options are deemed dilutive in situations where the exercise price of the options is below its fair value.

Since the exercise prices of the previous ESOS and new ESOS are above the fair value of the Company's shares for the current quarter and the current financial year-to-date, the options are deemed non dilutive.

BY ORDER OF THE BOARD

TAN SRI LIM GOH TONG
Chairman and Chief Executive
RESORTS WORLD BHD

27 November 2002

Form Version 2.0
General Announcement
Ownership transfer to **RESORTS WORLD** on **26-11-2002 02:13:50 PM**
Submitted by **RESORTS WORLD** on **26-11-2002 05:58:30 PM**
Reference No **RW-021126-237E3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" OR THE "COMPANY")

REVISED ESTIMATED VALUES OF RECURRENT RELATED PARTY TRANSACTIONS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2002

RECURRENT RELATED PARTY TRANSACTION OF A REVENUE OR TRADING NATURE

* **Contents :-**

INTRODUCTION

The Company had on 21 December 2001 announced to the Kuala Lumpur Stock Exchange ("KLSE") the Recurrent Related Party Transactions of a revenue or trading nature ("RRPT") which value is equal to or exceeds RM1 million or the percentage ratio (as defined in the KLSE Listing Requirements) is equal to or exceeds 1%, whichever is lower for the period from 1 June 2001 (being the date of enforcement of the KLSE Revamped Listing Requirements) to 30 October 2001 as well as their estimated values for the period from 1 November 2001 to 31 December 2002.

The estimated values of some of the aforesaid RRPT are likely to exceed the values previously announced to the KLSE on 21 December 2001 for the financial year ending 31 December 2002.

The Board of Directors of RWB wishes to announce:

(a) The Revised Estimated Values for the financial year ending 31 December 2002 for the RRPT as disclosed in Table 1.

(b) That the Company has entered into a recurrent related party transaction of a revenue or trading nature, which is necessary for its day-to-day operations with a related party of RWB ("Recurrent Transaction").

b(i) **DETAILS OF THE RECURRENT TRANSACTIONS**

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associated company include cruise and cruise related operations.

RWB in the ordinary course of business, has entered into a recurrent related party transaction of a revenue or trading nature, which is necessary for the day-to-day operations with a related party of RWB. Such Recurrent Transaction is carried out on an arm's length basis and on commercial terms which are not more favourable to the related party than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transaction is disclosed in the Table 2 attached.

b(ii) **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS**

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the RWB Group.

b(iii) **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of RWB who have interest in the Recurrent Transaction are set out in Table 2. Save as disclosed in Table 2 and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transaction.

b(iv) **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transaction, are of the opinion that the Recurrent Transaction is in the best interests of the Company.

b(v) **APPROVAL REQUIRED**

The Recurrent Transaction do not require the approval of shareholders.

Yours faithfully
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

RWB and/or its subsidiaries	Transacting Party	Nature of Relationship	Nature of Transaction	Value of Transaction: Estimated from 1/11/2001 to 31/12/2002 as per announcement to the KLSE on 21.12.2002 (RM'000)	Value of Transaction: Revised estimated for the financial year ending 31.12.2002 (RM'000)
RWB and its subsidiaries	Genting WorldCard Services Sdn Bhd (Formerly known as Genting Card Services Sdn Bhd) ("GWCSSB")	GWCSSB is a wholly-owned subsidiary of Genting Berhad ("GB") GB owns 55.2% equity interest in RWB Tan Sri Lim Goh Tong •Chairman and Chief Executive, shareholder and share option holder of GB •Chairman and Chief Executive and share option holder of RWB Tun Mohammed Hanif bin Omar •Deputy Chairman, shareholder and share option holder of both GB and RWB Tan Sri Lim Kok Thay •Managing Director, shareholder and share option holder of both GB and RWB •Member of the family of Tan Sri Lim Goh Tong Mr Justin Tan Wah Joo •Share option holder of GB •Executive Director and share option holder of RWB Tan Sri Dr. Lin See Yan •Director of both GB and RWB	Provision of management and promotion of loyalty programme for Genting World Card from GWCSSB to RWB Group	4,964	5,100
RWB and its subsidiaries	E-Genting Holdings Sdn Bhd ("eGH")	eGH is a wholly-owned subsidiary of Genting Berhad ("GB") GB owns 55.2% equity interest in RWB Interests of Tan Sri Lim Goh Tong, Tun Mohammed Hanif bin Omar, Tan Sri Lim Kok Thay, Mr Justin Tan Wah Joo and Tan Sri Dr. Lin See Yan, in GB as described above.	Purchase of Information Technology products from eGH by RWB Group	5,614	8,088

Table 2

RWB and/ or its subsidiaries	Transacting Party	Nature of Relationship	Nature of Transaction	Value/Estimated Value for the period from 15.7.2002 to 31.12.2004 (RM'000)
RWB	Oakwood Sdn Bhd ("Oakwood")	Oakwood is a wholly-owned subsidiary of Genting Berhad ("GB")	Rental of office space inclusive of service charges at Wisma Genting by RWB from Oakwood	1,109
		GB owns 55.2% equity interest in RWB Tan Sri Lim Goh Tong • Chairman and Chief Executive, shareholder and share option holder of GB • Chairman and Chief Executive and share option holder of RWB Tun Mohammed Hanif bin Omar • Deputy Chairman, shareholder and share option holder of both GB and RWB Tan Sri Lim Kok Thay • Managing Director, shareholder and share option holder of both GB and RWB • Member of the family of Tan Sri Lim Goh Tong Mr Justin Tan Wah Joo • Share option holder of GB • Executive Director and share option holder of RWB Tan Sri Dr. Lin See Yan • Director of both GB and RWB	Extension of services connected to the rental of the office space as may be required by RWB	41

Form Version 2.0
General Announcement
Ownership transfer to **RESORTS WORLD** on **27-11-2002 07:25:45 PM**
Submitted by **RESORTS WORLD** on **27-11-2002 07:37:38 PM**
Reference No **RW-021127-EC758**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Change of Chief Executive

* **Contents :-**

Resorts World Bhd ("RWB") wishes to announce that the Board of Directors has accepted with regret the resignation of Tan Sri Lim Goh Tong as the Chief Executive of RWB. However Tan Sri Lim Goh Tong will remain as Chairman of the Company. Consequent thereupon, the Board has appointed Tan Sri Lim Kok Thay as the President and Chief Executive with immediate effect.

Yours faithfully
RESORTS WORLD BHD

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **27-11-2002 07:09:21 PM**
Submitted by **RESORTS WORLD** on **27-11-2002 07:37:17 PM**
Reference No **RW-021127-D46B8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**27-11-2002**
* Type of change	:	**Redesignation**
* Previous Position	:	**Chief Executive Officer**
* New Position	:	**Chairman**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Lim Goh Tong**
* Age	:	**85**
* Nationality	:	**Malaysian**
* Qualifications	:	**-**
* Working experience and occupation	:	**Founder of the Genting Berhad Group. He is also the Chairman of Genting Berhad and a Director of Asiatic Development Berhad. In addition, he is also a Director of Kien Huat Berhad and the Chairman of Lim Foundation, a charitable foundation established by him and his family in Malaysia.**
* Directorship of public companies (if any)	:	**1. Genting Berhad ("GB")** **2. Asiatic Development Berhad ("ADB")** **3. Kien Huat Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**The father of Tan Sri Lim Kok Thay**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He holds 6,681,000 ordinary shares in GB, 437,500 ordinary shares in ADB and 1,832,468 ordinary shares in Genting International PLC, an indirect 62.2% owned subsidiary of GB; and has a share option to subscribe for 1,000,000 ordinary shares in the Company, a share option to subscribe for 1,500,000 ordinary shares in GB and a share option to subscribe for 577,000 ordinary shares in ADB.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :
The previous position of Tan Sri Lim Goh Tong is Chairman and Chief Executive.

Exemption No. 82-3229

Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **27-11-2002 06:57:50 PM**
Submitted by **RESORTS WORLD** on **27-11-2002 07:36:59 PM**
Reference No **RW-021127-C35D2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**27-11-2002**
* Type of change	:	**Redesignation**
* Previous Position	:	**Managing Director**
* New Position	:	**President & Chief Exec. Officer**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Lim Kok Thay**
* Age	:	**51**
* Nationality	:	**Malaysian**
* Qualifications	:	**Bachelor of Science Degree in Civil Engineering from the University of London**
* Working experience and occupation	:	**He is also the President and Chief Executive of Genting Berhad, the Joint Chief Executive and a Director of Asiatic Development Berhad and the Chairman of Genting International PLC. He is the Chairman, President and Chief Executive Officer of Star Cruises Limited and a director of Kien Huat Berhad. In addition, he sits on the boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.**
* Directorship of public companies (if any)	:	**1. Genting Berhad ("GB")** **2. Asiatic Development Berhad ("ADB")** **3. Kien Huat Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**He is a son of Tan Sri Lim Goh Tong**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He holds a total of 50,000 ordinary shares in the Company, 14,966,796 ordinary shares (direct and indirect) in GB and 144,000 ordinary shares in ADB; and has a share option to subscribe for 750,000 ordinary shares in the Company, a share option to subscribe for 1,000,000 ordinary shares in GB and a share option to subscribe for 577,000 ordinary shares in ADB.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**
Remarks	:	

Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **27-11-2002 06:57:49 PM**
Submitted by **RESORTS WORLD** on **27-11-2002 07:36:51 PM**
Reference No **RW-021127-C35D1**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Date of change	: **27-11-2002**
*	Type of change	: **Resignation**
*	Designation	: **Non-Executive Director**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Mr Goh Sin Huat**
*	Age	: **54**
*	Nationality	: **Malaysian**
*	Qualifications	: **Bachelor of Arts Degree in Economic**
*	Working experience and occupation	: **Executive Director (Operations) of Resorts World Bhd from 1 September 1989 to 31 July 1995.**
*	Directorship of public companies (if any)	: **Ho Wah Genting Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **None**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **None**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**
	Remarks	:

Exemption No. 82-3229

Form Version 2.0

Change in Audit Committee

Ownership transfer to **RESORTS WORLD** on **27-11-2002 06:57:49 PM**
Submitted by **RESORTS WORLD** on **27-11-2002 07:36:35 PM**
Reference No **RW-021127-C35D0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**27-11-2002**
* Type of change	:	**Appointment**
* Designation	:	**Member of Audit Committee**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Datuk Clifford Francis Herbert**
* Age	:	**61**
* Nationality	:	**Malaysian**
* Qualifications	:	**B.A. (Hons) Malaya, MBA Pittsburgh**
* Working experience and occupation	:	**1. Assistant Secretary** **Public Services Department** **(1964-1968)** **2. Assistant Secretary** **Development Administration Unit** **Prime Ministers Departments** **(1968-1975)** **3. Deputy Secretary** **Economic & International Division** **Ministry of Finance** **(1975-1982)** **4. Manager** **Financial Management Systems Unit** **Ministry of Finance** **(1983-1986)** **5. Secretary** **Economic & International Division** **Ministry of Finance** **(1986-1991)** **6. Deputy Secretary General to the Treasury** **Ministry of Finance** **(16 November 1991 - 1 August 1994)** **7. Secretary General to the Treasury** **Ministry of Finance** **(2 August 1994 - 31 December 1997)**

* Directorship of public companies (if any)	:	**1. Percetakan Nasional Malaysia Berhad** **2. RHB Capital Berhad** **3. RHB Insurance Berhad** **4. RHB Sakura Merchant Bankers Berhad** **5. RHB Unit Trust Management Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**1. Dato' Siew Nim Chee (Chairman)** **Independent Non-Executive Director** **2. Dato' Lim Kok Thay (Member)** **President and Chief Executive** **3. Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member)** **Independent Non-Executive Director** **4. Mr Tan Wah Joo (Member)** **Executive Director** **5. Tan Sri Datuk Clifford Francis Herbert (Member)** **Independent Non-Executive Director**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**
Remarks	:	

Form Version 2.0

Change in Audit Committee

Ownership transfer to **RESORTS WORLD** on **27-11-2002 06:57:49 PM**
Submitted by **RESORTS WORLD** on **27-11-2002 07:36:10 PM**
Reference No **RW-021127-C35CF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**27-11-2002**
* Type of change	:	**Resignation**
* Designation	:	**Member of Audit Committee**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Mr Goh Sin Huat**
* Age	:	**54**
* Nationality	:	**Malaysian**
* Qualifications	:	**Bachelor of Arts Degree in Economic**
* Working experience and occupation	:	**Executive Director (Operations) of Resorts World Bhd from 1 September 1989 to 31 July 1995.**
* Directorship of public companies (if any)	:	**Ho Wah Genting Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**1. Dato' Siew Nim Chee (Chairman)** **Independent Non-Executive Director** **2. Dato' Lim Kok Thay (Member)** **President and Chief Executive** **3. Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member)** **Independent Non-Executive Director** **4. Mr Tan Wah Joo (Member)** **Executive Director** **5. Tan Sri Datuk Clifford Francis Herbert (Member)** **Independent Non-Executive Director**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**
Remarks	:	